

Mail Stop 4546

April 3, 2017

Via E-mail
Mr. James Tripp
Director and Acting Chief Executive Officer
Rasna Therapeutics, Inc.
420 Lexington Avenue
Suite 2525
New York, NY 10170

Re: **Rasna Therapeutics, Inc.**
Form 10-K for the Fiscal Year Ended June 30, 2016
Filed September 28, 2016
Form 10-Q for the Quarterly Period Ended September 30, 2016
Filed November 21, 2016
File No. 333-191083

Dear Mr. Tripp:

We have reviewed your March 3, 2017 response to our comment letter and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 8, 2017 letter.

Form 10-Q for the Quarterly Period Ended September 30, 2016
Notes to Condensed Consolidated Financial Statements

3. Acquisitions, page 10

1. You state in your response to prior comment 1 that you have not recognized "additional IPR&D or the qualitative description of the factors that make up goodwill…because our valuation process has not yet completed." Please note that ASC 805-10-25-13 requires you to report the provisional amount, rather than not recognize it apart from goodwill. In addition, note that ASC 805-30-50-1a disclosure is not deferred until the final valuation

of the acquisition is complete. Tell us whether the value of IPR&D acquired was not expected to be material and tell us why. For example, you may have thought that the value of IPR&D was immaterial if the technologies were not promising and you were not planning to pursue it. Otherwise, tell us why you did not estimate and record its provisional amount.

4. Goodwill and Intangible Assets
Intangible Assets, page 12

2. In your response to prior comment 2, you state IPR&D represents the rights to the NPM1 molecular target, which has alternative future uses. However, you also state on page 8 of your Form 10-Q, that IPR&D assets have no alternative future use. Please explain this discrepancy. Also provide us the following:
   - A detailed description of your rights to the NPM1 molecular target;
   - An analysis supporting that the asset had alternative future use pursuant to ASC 730-10-25 justifying recording it as an asset. In this regard, provide detail supporting that, as of the acquisition date, you reasonably expected to use the NPMI molecular target in its then current condition (i.e. its use was not contingent upon further development) in another then currently identified R&D project to be commenced at a future date; and
   - An analysis supporting the asset has an indefinite useful life pursuant to ASC 350-30-35 to justify not amortizing the asset.

You may contact Keira Nakada, Senior Staff Accountant, at (202) 551-3659 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance